[Letterhead of Imaging Diagnostic Systems, Inc.]

October 24, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Attn: Mr. Ruairi Regan

Re:	Imaging Diagnostic Systems, Inc. Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-1 (File No. 333-153616)

Dear Mr. Regan:

Please take this letter as a formal request of Imaging Diagnostic Systems, Inc. to withdraw the previously filed Registration Statement on Form S-1 (File No. 333-153616) which was initially filed on September 22, 2008.

This request is being made as Imaging Diagnostic Systems, Inc. modified the terms of its securities purchase agreement with Whalehaven Capital Fund Ltd. (“Whalehaven”) on October 23, 2008.  Whalehaven made no conversions of its debenture or exercise of its warrant and no common shares were issued in connection with this transaction.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Robert B. Macaulay at (305) 530-4026.

Sincerely,

Imaging Diagnostic Systems, Inc.

By:	/s/ Linda B. Grable,
Linda B. Grable
Chief Executive Officer

cc:	Tom Jones (Securities and Exchange Commission) Robert B. Macaulay (Carlton Fields, P.A.)